Page 1 of 5
CUSIP No. 724508-106

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*



NAME OF ISSUER:                                PITT-DES MOINES, INC.

TITLE OF CLASS OF SECURITIES:                  Common Stock, No Par Value

CUSIP NUMBER:                                  724508-106

NAME, ADDRESS AND TELEPHONE                    Leonard F. Kolodziej
NUMBER OF PERSON AUTHORIZED TO                 Pitt-Des Moines, Inc.
RECEIVE NOTICES AND COMMUNICATIONS:            3400 Grand Avenue
                                               Pittsburgh, PA 15225
                                               (412) 331-3000

DATE OF EVENT WHICH REQUIRES FILING
OF THIS STATEMENT:                             January 20, 1994


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1() for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment continaing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 5
CUSIP No. 724508-106




1)   Name of Reporting Person                         Polly J. Townsend
     SS or IRS Identification No.
     of Above Person                                  ###-##-####


2)   Check the Appropriate Box                 (a)  _________________
     if a Member of a Group
     (See Instructions)                        (b)  _________________


3)   SEC Use Only


4)   Source of Funds*:                         Not applicable


5)   Check box if disclosure of legal
     proceedings is required pursuant
     to Items 2(d) or 2(e)                     Not applicable


6)   Citizenship of place of organization:     U.S.A.


                                           7)  Sole Voting Power

                                                     87,205
                                               ------------------

                                           8)  Shared Voting Power

                                                     87,778
                                               ------------------

                                           9)  Sole Dispositive Power

                                                     87,205
                                               ------------------

                                          10)  Shared Dispositive Power

                                                     87,778
                                               ------------------


11)  Aggregate Amount Beneficially
     Owned by Each Reporting Person                 174,983


12)  Check if the Aggregate Amount
     in Row 11) Excludes Certain
     Shares*


13)  Percent of Class Represented
     by Amount in Row 11)                              7.5%


14)  Type of Reporting Person*                          IN

Page 3 of 5
CUSIP No. 724508-106

Item 1.   Securities and Issuer.
          ---------------------

This statement relates to common stock, no par value, of Pitt-Des Moines, Inc. (the "Company"). The Company's principal executive offices are located at 3400 Grand Avenue, Pittsburgh, Pennsylvania 15225.

Item 2.   Identity and Background.
          -----------------------

This statement is filed by Polly J. Townsend ("Mrs. Townsend"). Mrs. Townsend resides at 34 Proctor Street, Manchester, Massachusetts 01944.

During the last five years, Mrs. Townsend has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was she a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order against her enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mrs. Townsend is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

The shares of common stock of the Company represented by this filing on behalf of Mrs. Townsend include shares acquired by her due to her position as trustee or co-trustee of the named trusts involved and shares acquired by her through stock gifts and inheritances.

Item 4.   Purpose of Transaction.
          ----------------------

In November 1993, the Ruth H. Jackson Estate, of which Mrs. Townsend was co-executrix, disposed of the remaining 9,610 shares (0.4% of the outstanding stock of the Company) in accordance with Ruth H. Jackson's Will.

In December 1992 and in January and November 1993, Mrs. Townsend disposed of 4,600 shares (0.20% of the outstanding stock of the Company) through stock gifts and received stock gifts of 500 shares.

In January and November 1994, Mrs. Townsend disposed of 3,200 shares (0.14% of the outstanding stock of the Company) through stock gifts and received stock gifts of 700 shares.

In January, June and November 1995, Mrs. Townsend disposed of 3,400 shares (0.15% of the outstanding stock of the Company) through stock gifts and received 1,600 shares through stock gifts and inheritances.

In November 1993, the R. H. Jackson Trust, of which Mrs. Townsend is trustee, acquired 1,364 shares (0.06% of the outstanding stock of the Company). Mrs. Townsend, as beneficiary with shared voting and dispositive power, anticipates that shares held in the trust will be disposed of in accordance with Ruth H. Jackson's Will.

In January 1993, the Ruth H. Jackson Charitable Trust, of which Mrs. Townsend is co-trustee, disposed of 10,259 shares (0.4% of the outstanding stock of the Company) pursuant to a sale to the Pitt-Des Moines, Inc. Employee Stock Ownership Plan.

In November 1993, the Ruth H. Jackson Trust, of which Mrs. Townsend was co-trustee, acquired 1,365 shares (0.06% of the outstanding stock of the Company). In August 1995, the Ruth H. Jackson Trust removed Mrs. Townsend as co-trustee thereby removing her shared voting and dispositive power status of the remaining 21,082 (0.9% of the outstanding stock of the Company) held in the trust.

Page 4 of 5
CUSIP No. 724508-106



In November 1993, the Ruth H. Jackson Trust, of which Mrs. Townsend was co-trustee, acquired 1,364 shares (0.06% of the outstanding stock of the Company). In August 1995, the Ruth H. Jackson Trust removed Mrs. Townsend as co-trustee thereby removing her shared voting and dispositive power status of the remaining 21,081 shares (0.9% of the outstanding stock of the Company) held in the trust.

In January 1994, the Ruth H. Jackson Charitable Trust, of which Mrs. Townsend is co-trustee, disposed of 10,037 shares (0.4% of the outstanding stock of the Commpany) pursuant to a sale to the Pitt-Des Moines, Inc. Employee Stock Ownership Plan.

In January 1994, the John E. and Sue M. Jackson Charitable Trust, of which Mrs. Townsend was co-trustee, disposed of the remaining 356 shares (0.02% of the outstanding stock of the Company) held in the trust.

In December 1993, January and November 1993, January and November 1994, and January and November 1995, a child of Mrs. Townsend acquired a cumulative total of 3,550 shares (0.2% of the outstanding stock of the Company) through stock gifts and inheritances. Mrs. Townsend disclaims beneficial ownership of these shares of which she has shared voting and dispositive power.

In January 1993, January 1994, and January 1995, the spouse of Mrs. Townsend acquired a cumulative total of 500 shares (0.02% of the outstanding stock of the Company) through stock gifts and inheritances. Mrs. Townsend disclaims beneficial ownership of these shares of which she has shared voting and dispositive power.

In January 1995, the Ruth H. Jackson Charitable Trust, of which Mrs. Townsend is co-trustee, disposed of 6,000 shares (0.03% of the outstanding stock of the Company) pursuant to a sale to the Pitt-Des Moines, Inc. Employee Stock Ownership Plan.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

Mrs. Townsend has the sole voting and dispositive power over 87,205 shares (3.7% of the outstanding common stock of the Company) owned by her. In addition, Mrs. Townsend has the shared voting and dispositive power over 87,778 shares (3.8% of the outstanding common stock of the Company) including shares held in various trusts of which she is co-trustee and shares individually held by Gerard B. Townsend.

In the aggregate, Mrs. Townsend has the beneficial ownership over 174,983 shares (7.5% of the outstanding common stock of the Company); however, she disclaims beneficial ownership over 66,697 shares (2.9% of the outstanding common stock of the Company).

The above calculations are based upon the number of outstanding shares of the Company's common stock report6ed in the Company's Annual Report on Form 10-K for the year ended December 31, 1995.

Item 6.   Contracts, Arrangements, Understandings or Relationships with respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

Mrs. Townsend is the daughter of W. R. Jackson, Chairman Emeritus and Director of the Company and sister to W. R. Jackson, Jr., a Director of the Company, and Mary Melissa Jackson. W. R. Jackson, W. R. Jackson, Jr. and Mary Melissa Jackson are also principal stockholders of the Company. Such family members disclaim the existence of any agreement or understanding to act as a group with respect to such shares.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

None

Page 5 of 5
CUSIP No. 724508-106




After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 1, 1996



By      /s/ Polly J. Townsend
    ------------------------------
            Polly J. Townsend